UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April, 2016

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1b

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On April 14, 2016, voxeljet AG (the “Company”) mailed to its shareholders and posted to its website the Invitation to the Annual General Meeting of the Company’s shareholders, which will be held on May 31, 2016.  The Invitation to the Annual General Meeting is included herewith as Exhibit 99.1.

Exhibits

99.1                        Invitation to the voxeljet AG Annual General Meeting.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz

		Name:	Rudolf Franz
		Title:	Chief Financial Officer

Date: April 14, 2016

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EXHIBIT INDEX

99.1        Invitation to the voxeljet AG Annual General Meeting.

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